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                            March 4, 2022

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed February 22,
2022
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form 10-12G filed February 22, 2022

       Introductory Comment, page ii

   1. We note your response to comment 1, as well as your revised disclosure that you "are not required to receive
permission or approvals from" CSRC, CAC, SAMR, PRC and other governmental agencies.
Please also state that you have not received permissions or
                                                        approvals from CSRC,
CAC, SAMR, PRC and other governmental agencies, if true.
   2. We note your response to comment 2, as well as your amended disclosure, and we reissue the comment in-part.
Your amended disclosure states that "[y]our auditor is in the United
                                                        States and not subject
to the HFCAA ruling announced by the PCAOB on December 16,
                                                        2021" (emphasis added).
Please revise this statement to disclose that your auditor is not subject to the
determinations announced by the PCAOB on December 16, 2021, if true (emphasis added).
In this regard, we note that such determinations are distinct from
 Yang Chong Yi
Nhale, Inc.
March 4, 2022
Page 2
      the HFCAA ruling. Please make conforming changes to the same sentence on page 6 of the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,
FirstName LastNameYang Chong Yi
                                                          Division of
Corporation Finance
Comapany NameNhale, Inc.
                                                          Office of Trade &
Services
March 4, 2022 Page 2
cc:       Rhonda Keaveney
FirstName LastName